                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 11-K
                                   ---------

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 1999
                           --------------------

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 0-23214.
                                    -------
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     SAMSONITE CORPORATION EMPLOYEE SAVINGS TRUST TUSCON UNION

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             SAMSONITE CORPORATION
                             11200 EAST 45TH AVENUE
                             DENVER, COLORADO 80239

                             Samsonite Corporation
                            Employee Savings Trust
                                      Tucson Union






                                               Financial Statements and Schedule
                                         Years Ending December 31, 1999 and 1998
                                                                     (Unaudited)

                                                           Samsonite Corporation
                                                          Employee Savings Trust
                                                                    Tucson Union


                                                                        Contents
================================================================================

     Financial Statements
          Statement of Net Assets Available for Benefits - December 31, 1999                3

          Statement of Net Assets Available for Benefits - December 31, 1998                4

          Statement of Changes in Net Assets Available for Benefits
               - Year Ended December 31, 1999                                               5

          Notes to Financial Statements                                                6 - 10

     Schedule 1 - Schedule of Assets Held for Investment Purposes                          12

     Signature Page                                                                        13

                                                           Samsonite Corporation
                                                          Employee Savings Trust
                                                                    Tucson Union


                                  Statement of Net Assets Available for Benefits
================================================================================
                                  (Unaudited)


                                                Fixed
                                               Income     Participant
December 31, 1999                               Fund        Loans        Total
--------------------------------------------------------------------------------
Assets:

Investments, at fair value (Note 3):
--------------------------------------------------------------------------------
  CIGNA Guaranteed Income Fund               $  2,860    $         -  $ 2,860
--------------------------------------------------------------------------------
  Loans to Participants                             -            939      939
--------------------------------------------------------------------------------
Total investments                               2,860            939    3,799
--------------------------------------------------------------------------------
Net Assets Available for Benefits            $  2,860    $       939  $ 3,799
================================================================================

                                 See accompanying notes to financial statements.

                                                           Samsonite Corporation
                                                          Employee Savings Trust
                                                                    Tucson Union


                                  Statement of Net Assets Available for Benefits
================================================================================
                                  (Unaudited)

                                        Fixed      Equity
                                       Income     Income      Balanced     Growth              Participant
December 31, 1998                       Fund       Fund         Funds       Funds      Total     Loans         Total
---------------------------------------------------------------------------------------------------------------------
Assets:

Investments, at fair value:
  CIGNA Guaranteed Income Fund        $  4,235  $       -    $       -   $      -   $  4,235  $          -  $  4,235
  CIGNA Lifetime20 Fund                      -          -        1,354          -      1,354             -     1,354
  Fidelity Equity Income II Fund             -        806            -          -        806             -       806
  Fidelity Contra Fund                       -          -            -        484        484             -       484
  Founders Growth                            -          -            -        469        469             -       469
  Loans to Participants                      -          -            -          -          -           678       678
---------------------------------------------------------------------------------------------------------------------
Total investments                        4,235        806        1,354        953      7,348           678     8,026
---------------------------------------------------------------------------------------------------------------------
Net Assets Available for Benefits    $   4,235  $     806    $   1,354   $    953   $  7,348  $        678  $  8,026
=====================================================================================================================

                                 See accompanying notes to financial statements.

                                                           Samsonite Corporation
                                                          Employee Savings Trust
                                                                    Tucson Union


                       Statement of Changes in Net Assets Available for Benefits
================================================================================

                                               Fixed      Equity
                                              Income      Income      Balanced     Growth                Participant
Year Ended December 31, 1999                   Fund        Fund         Funds      Funds       Total         Loans         Total
-----------------------------------------------------------------------------------------------------------------------------------
Additions:

 Interest income                           $     179   $       -   $         -   $      -   $    179   $           -   $     179
 Net realized and unrealized appreciation
     (depreciation) of investments                 -          28           (21)        21         28               -          28
 Employee contributions                        1,740         119            58        116      2,033               -       2,033
 Interest on participant loans                    35           1             1          2         39               -          39
-----------------------------------------------------------------------------------------------------------------------------------
 Total additions                               1,954         148            38        139      2,279               -       2,279
-----------------------------------------------------------------------------------------------------------------------------------
Deductions:

 Benefits and distributions                   (2,340)       (979)       (1,407)    (1,141)    (5,867)           (579)     (6,446)
 Administrative expenses                         (50)          -           (10)         -        (60)              -         (60)
-----------------------------------------------------------------------------------------------------------------------------------
 Total deductions                             (2,390)       (979)       (1,417)    (1,141)    (5,927)           (579)     (6,506)
-----------------------------------------------------------------------------------------------------------------------------------
Net Increase (Decrease)                         (436)       (831)       (1,379)    (1,002)    (3,648)           (579)     (4,227)

 Loan Granted                                 (1,000)          -             -          -     (1,000)          1,000           -
 Loan Principal Paid                              61          25            25         49        160            (160)          -
-----------------------------------------------------------------------------------------------------------------------------------
Net Assets Available for Benefits,
 beginning of year                             4,235         806         1,354        953      7,348             678       8,026
-----------------------------------------------------------------------------------------------------------------------------------
Net Assets Available for Benefits,
 end of year                               $   2,860   $       -   $         -   $      -   $  2,860   $         939   $   3,799
===================================================================================================================================

                                 See accompanying notes to financial statements.

                                                           Samsonite Corporation
                                                          Employee Savings Trust
                                                                    Tuscon Union
                                                    Notes to Financial Statement

================================================================================
                                  (Unaudited)


1. Description of    The following description of the Samsonite Corporation
   the Plan          Employee Savings Trust Tucson Union (the "Plan") provides
                     only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

                     General

                     The Plan is a defined contribution, 401(k) retirement plan covering all employees of Samsonite Corporation and its subsidiaries (the "Company") who are members of Local Union No. 104. The CG Trust Company is the Trustee of the Plan. CIGNA Retirement and Investment Services (CIGNA) is the Administrator of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

                     Eligibility

                     Eligible employees of the Company may participate in the Plan as of the first day of the month following their date of hire.

                     Contributions

                     Plan participants may contribute to the Plan up to 17% of their compensation, as defined. Prior to January 1, 2000, the Company did not make any matching contributions.

                     Participant Accounts

                     Each active participant's account is credited with the participant's contribution. Plan earnings are allocated to individual's accounts based on each participant's account balance.

                                                           Samsonite Corporation
                                                          Employee Savings Trust
                                                                    Tuscon Union

                                                    Notes to Financial Statement

================================================================================
                                  (Unaudited)


                     Participants may direct contributions, in multiples of 1% increments, to the following investment options provided by
                     CIGNA:

                     (1)  Fixed Income Fund - This fund consists of the CIGNA
                          -----------------
                          Guaranteed Income Fund, a fund that seeks to preserve capital plus fixed income returns.

                     (2)  Equity Income Fund - This fund consists of the
                          ------------------
                          Fidelity Equity Income II Fund, a fund that seeks a combination of capital growth and current income.

                     (3)  Balanced Funds - The balanced funds consist of the
                          --------------
                          CIGNA Lifetime Funds. This group of funds is based on the life-cycle theory of investing that different bond/stock mixes are appropriate for individuals at different stages of their lives. These funds seek a combination of growth, income and capital preservation through stocks, bonds, and short-term investments. These funds include the CIGNA Lifetime20, CIGNA Lifetime30, CIGNA Lifetime40, CIGNA Lifetime50 and CIGNA Lifetime60 funds.

                     (4)  Index Fund - This fund consists of the CIGNA Stock
                          ----------
                          Market Index Fund. This fund invests in common stocks that seek to match the performance of the Standard & Poor's 500 Composite Stock Price Index.

                     (5)  Growth Funds - The growth funds consist of the
                          ------------
                          Fidelity Contra Fund, the Dreyfus Founders Growth Fund and the Small Company Stock Growth Fund. These funds seek long-term capital appreciation from equities.

                     (6)  Global Fund - This fund consists of the Janus
                          -----------
                          Worldwide Fund, a fund that seeks capital growth and diversification benefits from investments in foreign and domestic stock markets.

                     (7)  Samsonite Stock - Funds are invested in shares of the
                          ---------------
                          Company's common stock. The fund is comprised of the underlying Company stock and a short-term cash component to provide liquidity for daily trading.

                                                           Samsonite Corporation
                                                          Employee Savings Trust
                                                                    Tuscon Union

                                                    Notes to Financial Statement

================================================================================
                                  (Unaudited)


                     Vesting

                     Participants' contributions to the Plan and earnings thereon are 100% vested.

                     Payment of Benefits

                     Upon termination of service due to death, disability or retirement, or upon reaching age 59 1/2, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments.

                     Participant Loans

                     Participants may borrow from their contribution fund account a maximum amount equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as transfers between the investment funds and the participant loans fund. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate similar to local prevailing rates. The interest rate on current loans is 8.5%. Loan repayments are made in equal installments through payroll deductions.

                     Plan Termination

                     Although it has not expressed any intent to do so, the Company has the right to discontinue contributions at any time and terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, the accounts of all participants would become fully vested, and the assets would be distributed among the participants in accordance with the terms set forth in the Plan.

                     Administrative Expenses

                     Most administrative expenses of the Plan are paid by the Plan. In addition, the Company, subject to change, has provided certain services and paid certain expenses of the Plan without reimbursement.

                                                           Samsonite Corporation
                                                          Employee Savings Trust
                                                                    Tuscon Union

                                                    Notes to Financial Statement

================================================================================
                                  (Unaudited)

                     Tax Status

                     The Plan obtained the latest determination letter on August 29, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provisions for income taxes has been included in the Plan's financial statements.

2. Summary of        Basis of Accounting
   Significant
   Accounting        The accompanying financial statements have been prepared on
   Policies and      the accrual basis of accounting.
   Practices

                     Valuation of Investments

                     Mutual funds and the value of Samsonite Common Stock are determined by quoted market prices, where available. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded as of the trade date. Interest is recognized as earned, dividends are recognized on the ex-dividend date.

                     Use of Estimates

                     Management of the Plan has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities and additions and deductions to net assets available for benefits to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ significantly from those estimates.

                     Payment of Benefits

                     Benefits are recorded when paid.

                                                           Samsonite Corporation
                                                          Employee Savings Trust
                                                                    Tuscon Union

                                                    Notes to Financial Statement

================================================================================
                                  (Unaudited)

3.  INVESTMENTS       The fair value of investments that individually represent
                      5% or more of the Plan's net assets are as follows:

                      December 31,                             1999      1998
                      ----------------------------------------------------------
                      CIGNA Guaranteed Income Fund          $ 2,860   $ 4,235
                      CIGNA Lifetime20 Fund                       -     1,354
                      Fidelity Equity Income II Fund              -       806
                      Fidelity Contra Fund                        -       484
                      Founders Growth                             -       469
                      Loans to Participants                     939       678

                             Supplemental Schedule



================================================================================

                                                           Samsonite Corporation
                                                          Employee Savings Trust
                                                                    Tuscon Union

                      Schedule I-Schedule of Assets Held for Investment Purposes
================================================================================
                                  (Unaudited)





                                                                EIN:  36-3511556
                                                                 Plan Number 007

December 31, 1999
--------------------------------------------------------------------------------


                                                           Number      Current
               Identity of issue                         of shares      value
--------------------------------------------------------------------------------
               CIGNA Guaranteed Income Fund                    108    $  2,860

               Loans to Participants                                       939
                                                                         -----
                                                                      $  3,799
                                                                         =====



There were no non-exempt party-in-interest transactions.

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


          Samsonite Corporation Employee Savings Trust - Tucson Union

                 ____________________________________________


Date: June 28, 2000            By: /s/ Richard H. Wiley
                                   --------------------------------------------
                               Richard H. Wiley
                               Samsonite Corporation
                               Chief Financial Officer, Treasurer and Secretary

                                                                              13